Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES FILING OF THE 2018 ANNUAL REPORT ON FORM 20-F

Medellin, Colombia, April 25, 2019

Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be downloaded from the SEC website www.sec.gov.

It can also be downloaded from Bancolombia's website at www.grupobancolombia.com by accessing the “Investor Relations” section.

If you need a hard copy of our Form 20-F, please contact IR@bancolombia.com.co

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837